EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of the 27th day of June, 2016 (the “Effective Date”), by and between Sagent Pharmaceuticals, Inc., a Delaware corporation (the “Employer” or the “Company”), and Donald Bullock, an individual (the “Executive”).

WHEREAS, Company desires to employ Executive and to set forth certain terms and conditions of Executive’s employment, and Executive desires to be employed by Company on the terms and conditions set forth in this Agreement; and

WHEREAS, during the course of employment, Executive will learn confidential information regarding Company’s customers and/or Strategic Partners, and/or will establish, maintain, and improve knowledge of or relationships or goodwill with Company’s customers, Strategic Partners, and/or will learn Company’s Trade Secrets or Confidential Information (as such terms are defined below); and

WHEREAS, Company’s Confidential Information, Trade Secrets, customer relationships, and strategic partnerships have been developed by Company at considerable expense over a number of years; and

WHEREAS, but for Executive’s employment at Company, Executive would not know the Trade Secrets and Confidential Information, and Executive would not be able to create, improve, and maintain relationships with Company’s customers, Strategic Partners; and

WHEREAS, Company’s customer relationships, strategic partnerships, Trade Secrets, and Confidential Information are of considerable economic value to Company; and

WHEREAS, Company would not employ Executive if Executive did not accept the terms outlined herein; and

WHEREAS, EXECUTIVE HAS REVIEWED THE MATTERS RECITED IN THE PARAGRAPHS ABOVE AND CONFIRMS THAT S/HE AGREES WITH THOSE RECITALS.

NOW, THEREFORE, in consideration of the foregoing recitals and of the promises and covenants set forth herein, and in exchange for a one-time payment of one thousand dollars ($1,000.00), which shall be paid upon execution of this Agreement; Executive’s access to Company’s customer relationships, strategic partnerships, good will, Confidential Information, or Trade Secrets; Executive’s employment with Company; Executive’s training; Executive’s receipt of valuable information as a result of Executive’s employment with Company; and for other good and valuable consideration, the sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Employment Agreement. On the terms and conditions set forth in this Agreement, the Employer agrees to employ the Executive and the Executive agrees to be employed by the Employer for the Employment Period set forth in Section 2 and in the positions and with the duties set forth in Section 3.

2. Term. The initial term of employment under this Agreement shall be for a three (3) year period commencing on the Effective Date (the “Initial Term”). The term of employment shall be automatically extended for an additional consecutive 12-month period (the “Extended Term”) on the third anniversary of the Effective Date and each subsequent anniversary thereof, unless and until the Employer or Executive provides written notice to the other party in accordance with the Notice provisions provided for below, not less than sixty (60) days before such anniversary date that such party is electing not to extend the term of employment under this Agreement (“Non-Renewal”), in which case the term of employment shall end as of the end of such Initial Term or Extended Term, unless terminated earlier in accordance with the terms below. Such Initial Term and all such Extended Terms are collectively referred to herein as the “Employment Period.” Anything herein to the contrary notwithstanding, if on the date of a Change in Control the remaining term of the Employment Period is less than 24 months, the Employment Period shall be automatically extended to the end of the 24-month period following such Change in Control, as that term is defined in Section 10 of this Agreement.

3. Position and Duties. During the Employment Period, the Executive shall serve as Executive Vice President, Sales. In such capacity, the Executive shall report to the Chief Executive Officer and shall have the duties, responsibilities and authorities customarily associated with such position(s) in a company the size and nature of the Employer. The Executive shall devote the Executive’s reasonable best efforts and full business time to the performance of the Executive’s duties hereunder and the advancement of the business and affairs of the Employer.

4. Other Employment. Executive may not be an employee, consultant, director or other agent of any other person, firm or corporation without the prior written approval of the Chief Executive Officer of the Company.

5. Place of Performance. During the Employment Period, the Executive shall be based primarily at the Employer’s headquarters in Schaumburg, Illinois, except for reasonable travel on the Employer’s business consistent with the Executive’s position.

6. Compensation and Benefits; Options.

(a) Base Salary. During the Employment Period, the Employer shall pay to the Executive a base salary (the “Base Salary”) at the rate of $275,000 per calendar year, less applicable deductions, and prorated for any partial year. The Base Salary shall be reviewed by the Employer annually and shall be modified in the discretion of the Employer and any such adjusted Base Salary shall constitute the “Base Salary” for purposes of this Agreement. The Base Salary shall be paid in substantially equal installments in accordance with the Employer’s regular payroll procedures.

(b) Annual Bonus. For each calendar year ending during the Employment Period, the Executive shall be eligible to be considered for an annual cash performance bonus (an “Annual Bonus”). The performance criteria for any particular calendar year shall be determined in good faith by the Company, after consultation with the Employer’s Chief Executive Officer. The Executive is eligible for an annual bonus of up to 40% of the Executive’s Base Salary (the “Target Bonus”). The Executive’s Annual Bonus shall be determined by the Company in accordance with this Section 6(b). To the extent earned, Executive’s Annual Bonus shall be paid to the Executive when annual bonuses for that year are paid to other senior executives of the Employer generally, but in no event later than March 15 of the year following the year to which such Annual Bonus relates. In carrying out its functions under this Section 6(b), the Company shall at all times act uniformly, reasonably and in good faith.

(c) Initial Equity Grant; Annual Equity Grant. The Executive shall receive a sign-on equity award (the “Initial Grant”) with a grant date fair value of $150,000, 50% of which will be granted in the form of stock options (such options, the “Options”) and 50% in the form of restricted stock units; provided that such award will be subject to forfeiture in the event the Executive does not commence employment with the Employer on the Effective Date for any reason whatsoever. The Options will have a per share exercise price equal to the fair market value of a share of common stock on the date of grant. Following the Initial Grant, the Executive will be eligible to receive annual grants of equity-based awards on the same basis and terms and conditions as other senior executives. It is anticipated that any such awards will be comprised of 50% options and 50% restricted stock units. The Executive’s entitlement to any equity grants remains subject to approval by the Compensation Committee of the Board, in its sole discretion. All equity grants will vest ratably over the four year period commencing with the date of grant.

(d) Vacation; Benefits. During the Employment Period, the Executive shall be entitled to vacation in accordance with the Employer’s policies then in effect. In addition, the Employer shall provide to the Executive employee benefits and perquisites on a basis that is comparable in all material respects to that provided to other executives of the Employer. Subject to the terms of this Agreement, the Employer shall have the right to change insurance carriers and to adopt, amend, terminate or modify employee benefit plans and arrangements at any time and without the consent of the Executive.

(e) Relocation. The Executive will relocate to Chicago, Illinois (or the surrounding suburbs) (“Chicago”) prior to August 31, 2016. Accordingly, on Pay Date September 2, 2016, the Company shall pay the Executive the amount of $85,000 to be used at the Executive’s discretion towards all relocation expenses.

(f) Car Allowance. The Executive will receive $1,100 monthly paid on the second pay period of each month.

7. Expenses. The Executive is authorized to incur reasonable, ordinary and necessary expenses in the performance of Executive’s duties hereunder. The Employer will promptly reimburse the Executive for all expenses reasonably, necessarily and actually incurred, as determined by the Company, in accordance with policies which may be adopted from time to time by the Company. To receive reimbursement, the Executive shall present to the Company an itemized account, including reasonable substantiation, of such expenses.

8. Confidentiality, Non-Disclosure, Non-Competition Agreement and Duty of Loyalty.

(a) When used in this Agreement the following terms have the definition set forth below:

(i) “Competing Product” means any product, creative solution, or service which is sold or provided in competition with a product, creative solution, or service: that Executive sold or provided on behalf of Company at some time during the twelve (12) months immediately preceding the point when Executive is no longer employed by Company, or by any parent, subsidiary, or related entity of Company (such point being the “Termination of Executive’s Employment”); that one or more Company employees or business units managed, supervised, or directed by Executive sold or provided on behalf of Company at some time during the twelve (12) months immediately preceding the Termination of Executive’s Employment; that was designed, developed, tested, distributed, marketed, provided, or produced by Executive (individually or in collaboration with other Company employees) or one or more Company employees or business units managed, supervised, or directed by Executive at some time during the twelve (12) months immediately preceding the Termination of Executive’s Employment; or that was designed, tested, developed, distributed, marketed, produced, sold, or provided by Company with management or executive support from Executive at some time during the twelve (12) months immediately preceding the Termination of Executive’s Employment.

(ii) “Confidential Information” means information (to the extent it is not a Trade Secret), whether oral, written, recorded magnetically or electronically, or otherwise stored, and whether originated by Executive or otherwise coming into the possession or knowledge of Executive, which is possessed by or developed for Company, and which relates to Company’s existing or potential business, which information is not reasonably ascertainable by Company’s competitors or by the general public through lawful means, and which information Company treats as confidential, including but not limited to information regarding Company’s business affairs, plans, strategies, products, creative solutions, designs, finances, computer programs, research, customers, purchasing, marketing, and other information.

(iii) “Restricted Customer” means a customer of Company to which Executive, or one or more individuals or Company business units supervised, managed, or directed by Executive, sold or provided products, creative solutions, or services on behalf of Company during the twelve (12) month period immediately preceding the Termination of Executive’s Employment. However, the term Restricted Customer shall not apply to any persons or entities listed on Attachment A hereto, which are those persons or entities with which Executive represents that Executive has a professional relationship pre-existing Executive’s employment with Company.

(iv) “Strategic Partner” means any entity or person that supplies to the Company goods or services related to the Company’s products, or manufactures for the Company goods related to the Company’s products, or manufactures the Company’s products, or Group Purchasing Organizations (GPOs), with which Executive, or one or more individuals or Company business units supervised, managed, or directed by Executive, did business on behalf of Company during the twelve (12) month period immediately preceding the Termination of Executive’s Employment. However, the term Strategic Partner shall not apply to any persons or entities listed on Attachment A hereto, which are those persons or entities with which Executive represents that Executive has a professional relationship pre-existing Executive’s employment with Company.

(v) “Services” means sales, financial, supervisory, management, engineering, scientific, and other services of the type performed for Company by Executive or one or more Company employees managed, supervised, or directed by Executive during the final twelve (12) months preceding the Termination of Executive’s Employment, but shall not include clerical, menial, or manual labor.

(vi) “Strategic Customer” means a customer of Company that purchased a product, creative solution, or service from Company during the twelve (12) month period immediately preceding the Termination of Executive’s Employment, but is limited to individuals and entities concerning which Executive learned, created, or reviewed Confidential Information or Trade Secrets on behalf of Company during the twelve (12) month period immediately preceding the Termination of Executive’s Employment. However, the term Strategic Customer shall not apply to any persons or entities listed on Attachment A hereto, which are those persons or entities with which Executive represents that s/he has a professional relationship pre-existing Executive’s employment with Company.

(vii) “Third Party Confidential Information” means information received by Company from others that Company has an obligation to treat as confidential.

(viii) “Trade Secret” means a Trade Secret as that term is defined under the Uniform Trade Secrets Act, as amended or judicially construed from time to time.

(ix) “Territory” means a county within the United States of America, the District of Columbia, a territory of the United States of America, and/or a foreign nation.

(x) “Key Employee” means any person who at the Termination of Executive’s Employment is employed or engaged by Company and with whom Executive has had material contact in the course of employment during the twelve (12) months immediately preceding the Termination of Executive’s Employment, and (i) is a manager, officer, or director of Company and/or (ii) is in possession of Confidential Information and/or Trade Secrets of Company and/or (iii) is directly managed by or reports to Executive as of the end of Executive’s employment with Company.

(xi) “Restricted Territory” means: Territories (as the term “Territory” is defined below) in which Executive or one or more Company employees or business units managed, assisted or directed by Executive provided products, creative solutions, or services on behalf of Company during the twelve (12) month period immediately preceding the Termination of Executive’s Employment; Territories in which one or more Company employees or business units managed or directed by Executive sold or solicited the sale of products, creative solutions, or services on behalf of Company during the twelve (12) month period immediately preceding the Termination of Executive’s Employment; Territories in which Executive or one or more Company employees or business units managed or directed by Executive or receiving management or executive support from Executive provided, sold, or solicited the sale of products, creative solutions, or services on behalf of Company during the twelve (12) month period immediately preceding the Termination of Executive’s Employment; and Territories in which Company sold or provided products, creative solutions, or services designed, developed, tested, or produced by Executive (either individually or in collaboration with other Company employees) or by Company employees or business units working under Executive’s direction, management, or control during the twelve (12) month period immediately preceding the Termination of Executive’s Employment. Notwithstanding the foregoing, the term Restricted Territory is limited to Territories in which Company sold or provided in excess of one hundred thousand dollars (US$100,000) in the aggregate worth of products, creative solutions, or services in the twelve (12) month period immediately preceding the Termination of Executive’s Employment.

(b) Nondisclosure of Third Party Confidential Information. During Executive’s employment with Company and after Termination of Executive’s Employment, Executive shall not use or disclose Third Party Confidential Information for as long as the relevant third party has required Company to maintain its confidentiality, or for so long as required by applicable law, whichever period is longer. This prohibition does not prohibit Executive’s use of general skills and know-how acquired during and prior to employment by Company, as long as such use does not involve the use or disclosure of Third Party Confidential Information. This prohibition also does not prohibit the description by Executive of Executive’s employment history and duties, for work search or other purposes, as long as such use does not involve the use or disclosure of Third Party Confidential Information.

(c) Non-disclosure of Trade Secrets. During employment and after Termination of Executive’s Employment, Executive shall not use or disclose Company’s Trade Secrets so long as they remain Trade Secrets. Nothing in this Agreement shall limit either Executive’s statutory and other duties not to use or disclose Company’s Trade Secrets, or Company’s remedies in the event Executive uses or discloses Company’s Trade Secrets.

(d) Obligations Not to Disclose or Use Confidential Information. Except as set forth herein or as expressly authorized in writing on behalf of Company, Executive agrees that while Executive is employed by Company and during the two (2) year period commencing at the Termination of Executive’s Employment, Executive will not use or disclose (except in discharging Executive’s job duties with Company) any Confidential Information, whether such Confidential Information is in Executive’s memory or it is set forth electronically, in writing or other form. This prohibition does not prohibit Executive’s disclosure of information after it ceases to meet the definition of “Confidential Information,” or Executive’s use of general skills and know-how acquired during and prior to employment by Company, so long as such use does not involve the use or disclosure of Confidential Information; nor does this prohibition restrict Executive from providing prospective employers with an employment history or description of Executive’s duties with Company, so long as Executive does not use or disclose Confidential Information. Notwithstanding the foregoing, if Executive learns information in the course of employment with Company which is subject to a law governing confidentiality or non-disclosure, Executive shall keep such information confidential for so long as required by law, or for two (2) years, whichever period is longer. However, this Paragraph shall not preclude employees within the meaning of the National Labor Relations Act from exercising Section 7 rights they might have to communicate about working conditions.

(e) Return of Property; No Copying or Transfer of Documents. All equipment, books, records, papers, notes, catalogs, compilations of information, data bases, correspondence, recordings, stored data (including data or files that exist on any personal computer or other electronic storage device), software, and any physical items, including copies and duplicates, that Executive generates or develops or which come into Executive’s possession or control, which relate directly or indirectly to, or are a part of Company’s (or its customers’) business matters, whether of a public nature or not, shall be and remain the property of Company, and Executive shall deliver all such materials and items, and any and all copies of them, to Company upon termination of employment. During employment or after Termination of Executive’s Employment, Executive will not copy, duplicate, or otherwise reproduce, or permit copying, duplicating, or reproduction of Company documents or writings, whether stored on paper, magnetic tape, CD, electronically, or otherwise, including but not limited to notes, notebooks, letters, blueprints, manuals, drawings, sketches, specifications, formulas, financial documents, business plans, and the like, or any other documentation owned or originated by Company and relating to Company’s business which, from time to time, may have come into Executive’s possession, custody, or control as a result of, or in the course of, Executive’s employment with Company, without the express written consent of Company, or, as a part of Executive’s duties performed hereunder for the benefit of Company. Executive expressly covenants and warrants, upon termination of employment for any reason (or no reason), that Executive shall promptly deliver to Company any and all originals and copies in Executive’s possession, custody, or control of any and all said property, documents, or writings, and that Executive shall not make, retain, or transfer to any third party any copies thereof. In the event any Confidential Information or Trade Secrets are stored or otherwise kept in or on a computer hard drive or other storage device owned by or otherwise in the possession or control of Executive (each individually an “Executive Storage Device”), upon termination of employment Executive will present every such Executive Storage Device to Company, and certify that all Executive Storage Device(s) have been provided, for inspection and removal of all information regarding Company (including but not limited to Confidential Information or Trade Secrets) that is stored on Executive Storage Device.

(f) Duty of Loyalty. During Executive’s employment with Company, Executive shall owe such Company an undivided duty of loyalty, and shall take no action adverse to that duty of loyalty. Executive’s duty of loyalty to Company includes but is not limited to a duty to promptly disclose to Company any information that might cause Company to take or refrain from taking any action, or which otherwise might cause Company to alter its behavior. Without limiting the generality of the foregoing, Executive shall promptly notify Company at any time that

Executive decides to terminate employment with Company or enter into competition with Company, as Company may decide at such time to limit, suspend, or terminate Executive’s employment or access to one or more of Company’s Confidential Information, Trade Secrets, or customer relationships.

(g) Limited Restriction on Misuse of Goodwill Related To a Restricted Customer. For one (1) year following the Termination of Executive’s Employment, for whatever reason, Executive shall not sell or solicit the sale of a Competing Product to a Restricted Customer.

(h) Limited Restriction on Assisting Misuse of Goodwill Related To a Restricted Customer. For one (1) year following the Termination of Executive’s Employment, for whatever reason, Executive shall not perform Services as part of or in support of providing, selling, or soliciting the sale of a Competing Product to a Restricted Customer.

(i) Limited Restriction on Misuse of Information Related To a Strategic Customer. For one (1) year following Termination of Executive’s Employment, for whatever reason, Executive shall not sell or solicit the sale of a Competing Product to a Strategic Customer.

(j) Limited Restriction on Assisting Misuse of Information Related To a Strategic Customer. For one (1) year following Termination of Executive’s Employment, for whatever reason, Executive shall not perform Services as part of or in support of providing, selling or soliciting the sale of a Competing Product to a Strategic Customer.

(k) Limited Restriction on Misuse of Goodwill Related To a Strategic Partner. For one (1) year following the Termination of Executive’s Employment, for whatever reason, Executive shall not solicit the supply of goods or services to manufacture a Competing Product or the manufacturing of a Competing Product from a Strategic Partner.

(l) Limited Restriction on Assisting Misuse of Goodwill Related To a Strategic Partner. For one (1) year following the Termination of Executive’s Employment, for whatever reason, Executive shall not perform Services as part of or in support of soliciting the supply of goods or services to manufacture a Competing Product or the manufacturing of a Competing Product from a Strategic Partner.

(m) Limited Territorial Restriction. For one (1) year following Termination of Executive’s Employment, for whatever reason, Executive shall not perform Services as part of or in support of the business of selling, soliciting the sale of, or providing Competing Products in the Restricted Territory.

(n) Non-solicitation of Key Employees. For one (1) year following the Termination of Executive’s Employment, for whatever reason, Executive shall not, without the prior written consent of Company, solicit a Key Employee to engage in competition with Company, unless such Key Employee has already ceased employment with Company. This shall not bar any employee of Company from applying for or accepting employment with any person or entity.

(o) Ownership of Creations. All records, documents, papers, inventions and notebooks, drawings, designs, technical information, source code, object code, processes, methods or other copyrightable or otherwise protected works (“IP Assets”), in whatever media, that Executive has conceived, created, made, invented, or discovered relating to any work Executive performs or has performed or on behalf of Company or that arise from the use of, or assistance of, any of its or their premises, facilities, materials, employees, officers, directors, agents, advisors, or representatives, or any of their Confidential Information (whether or not during usual working hours), whether conceived, created, discovered, made, or invented individually or jointly with others, will, together with all the worldwide patent, copyright, trade secret, or other intellectual property rights in all such works, be and remain the absolute property of Company. Executive irrevocably and unconditionally waives all rights that may otherwise vest in his authorship (or after the date of this Agreement) in connection with his authorship of any such copyrightable works, wherever in the world enforceable. Without limitation, Executive waives the right to be identified as the author of any such works and the right not to have any such works subjected to derogatory treatment. Executive recognizes any such works are “works for hire” of which Company is the author.

(p) Disclosure of Creations. Executive will promptly disclose, grant and assign ownership to Company as directed by Company, for its sole use and benefit, any and all ideas, processes, inventions, discoveries, improvements, technical information, and copyrightable works (whether patentable or not) that Executive has developed, acquired, conceived or reduced to practice (whether or not during usual working hours) while employed by Company to which Company has any right or interest. In connection therewith: (i) Executive will, without charge but at Company’s expense, promptly execute and deliver such applications, assignments, descriptions and other instruments as Company may reasonably consider necessary or proper to vest title to any such inventions, discoveries, improvements, technical information, patent applications, patents, copyrightable work or reissues thereof in Company and to enable it to obtain and maintain the entire worldwide right and title thereto; and (ii) Executive will provide to Company at Company’s expense all such assistance as Company may reasonably require in the prosecution of applications for such patents, copyrights or reissues thereof, in the prosecution or defense of interferences that may be declared involving any such applications, patents or copyrights and in any litigation in which Company may be involved relating to any such patents, inventions, discoveries, improvements, technical information or copyrightable works or reissues thereof.

(q) Personal Creations. Notwithstanding the foregoing, Sections 8(m) and 8(n) shall not apply to any IP Asset for which no equipment, supplies, premises, facility, Confidential Information, employee, officer, director, agent, advisor or representative of Company (including any of its predecessors or successors) was used and that was developed entirely on Executive’s own time, unless (a) the IP Asset relates (i) directly to the business of Company, to which Company has a right or interest, or (ii) to any actual or anticipated research or development of Company, to which Company has a right or interest, or (b) the IP Asset results from any work Executive performed as an employee of Company.

(r) Publicity. During Executive’s employment with Company, Executive hereby grants to Company the right to use, in a reasonable and appropriate manner, Executive’s name and likeness, without additional consideration, on, in and in connection with technical, marketing or disclosure materials, or any combination thereof, published by or for Company.

(s) Enforcement. Executive acknowledges that in the event of any breach of this Section 8, the business interests of Company will be irreparably injured, the full extent of the damages to Company will be impossible to ascertain, monetary damages will not be an adequate remedy for Company, and Company will be entitled to enforce this Agreement by a temporary, preliminary and/or permanent injunction or other equitable relief, without the necessity of posting bond or security, which Executive expressly waives. Executive understands that Company may waive some of the requirements expressed in this Agreement, but that such a waiver to be effective must be made in writing and should not in any way be deemed a waiver of Company’s right to enforce any other requirements or provisions of this Agreement. Executive agrees that each of Executive’s obligations specified in this Agreement is a separate and independent covenant and that the unenforceability of any of them shall not preclude the enforcement of any other covenants in this Agreement. Executive further agrees that any breach of this Agreement by Company prior to the Date of Termination shall not release Executive from compliance with Executive’s obligations under this Section 8. Notwithstanding the foregoing sentence, neither party shall be precluded from pursuing judicial remedies as a result of any such breaches

9. Termination of Employment. This Agreement may be terminated upon occurrence of any one of the following events:

(a) Voluntary. The Executive may terminate this Agreement at any time during the term of this Agreement by giving sixty (60) days written notice of termination to the Employer. In the event of the termination of this Agreement by the Executive, the Executive shall not receive any severance pay. In the event of termination of this Agreement by the Executive, the Employer shall have the right to immediately remove Executive from Executive’s position. In either case, the Executive shall receive his compensation through the sixty (60) day notice period. By agreement of the Executive and the Company, the Company may continue to employ the Executive for a period longer than sixty (60) days after the Executive gives notice of Executive’s voluntary resignation. Such an agreement much be in writing and executed by both parties.

(b) Involuntary With Cause. The Company may, upon written notice effective immediately, terminate this Agreement With Cause at any time during the term of this Agreement if any one of the following conditions outlined below exist. For purposes of this Agreement, the conditions outlined below constitute “Cause”

(i) If the Executive becomes Disabled. For purposes of this Agreement, “Disabled” shall mean the inability to perform essential job functions with or without a reasonable accommodation for a period of 90 days or more;

(ii) If the Executive (for reasons other than illness or injury) is absent from Executives duties without the consent of the Company for more than three (3) consecutive days;

(iii) If the Executive dies (effective on the date of death);

(iv) If the Executive should be convicted of a crime punishable by imprisonment;

(v) If the Executive should willfully breach or habitually neglect the duties required to perform under this Agreement;

(vi) If the Executive has committed, undertaken or otherwise been involved in dishonest conduct in relation to the Company (and “dishonest conduct” is deemed to include, but is not limited to, the theft, embezzlement or other misappropriation of all or any material or significant part of the funds, assets or property (tangible or intangible) of the Company);

(vii) If the Executive violates any Company policy or fails to meet the legitimate expectations of the Company and Executive has been given thirty (30) days written notice of the violation and has failed to cure;

(viii) If the Executive has violated or breached the terms and conditions of this Agreement;

(ix) If the Executive has plead guilty or “no contest” to, or is convicted by a court of a crime involving theft, fraud or embezzlement or a crime that constitutes a felony or is proceeded with as an indictable offence;

(x) If the Executive has knowingly caused the Company to commit a material violation of any applicable law that has (or is likely to have) a material adverse effect on the Company and Executive has been given thirty (30) days written notice of the violation and has failed to cure;

(xi) If the Executive engages in anything that reflects poorly on the Company, as determined by the Company and Executive has been given thirty (30) days written notice of the violation and has failed to cure;

(xii) If the Executive has disregarded a reasonable directive from the Company. Whether the Executive has disregarded a reasonable directive will be determined by the Company.

In the event Executive is terminated pursuant to this paragraph, Executive will not be offered any severance payments and Executive’s compensation will cease immediately.

(c) Involuntary Without Cause. The Company, in its sole discretion, may terminate this Agreement without “Cause,” as that term is defined above, at any time during the term of this Agreement upon written notice, at which time Executive’s compensation shall cease immediately. In the event Company terminates this Agreement Without Cause, Company will offer Executive 12 months’ severance, to be paid at regular on pay dates and contingent on Executive abiding by the terms of this Agreement. To receive severance, Executive must execute a general separation and release agreement that would include a release by Executive of any claims against the Company and all “Release Parties” as defined in the release. In the event Company terminates this Agreement Without Cause, Executive shall be entitled to a pro-rata share of Executive’s Annual Bonus.

(d) Change in Control. This Section shall apply if, in the two-year period following a Change in Control, as that term is defined below, the Executive’s employment with the Company is terminated either: (i) by the Company, “Without Cause,” as that term is defined above; or by the Executive for “Good Reason,” as that term is defined below.

For the purposes of this Agreement, “Good Reason” means Executive’s resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of one (1) or more of the following, without Executive’s express written consent: (i) a material adverse change of Executive’s title, authority, duties, position or responsibilities, or the removal of Executive from such position and responsibilities, either of which results in a material diminution of Executive’s authority, duties or responsibilities (other than temporarily while Executive is physically or mentally incapacitated or as required by applicable law); (ii) a material reduction in Executive’s Base Salary; or (iii) a material reduction in Executive’s Target Bonus percentage or (iv) a material change in the geographic location of Executive’s primary work facility or location; provided, however, that a relocation of less than fifty (50) miles from Executive’s then-present location will not be considered a material change in geographic location. Executive will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within sixty (60) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date the Company receives such notice during which such condition must not have been cured. If any such termination occurs, (A) the Executive shall receive benefits set forth in Section 9(c) in addition to, (B) all outstanding equity-related awards held by the Executive shall immediately vest and all options, stock appreciation rights or similar awards shall remain exercisable for the full original term of the award.

For purposes of this Agreement “Change in Control” means the occurrence of one or more of the following events: (i) any “person” (as such terms is used in Sections 3(a)(9) and 13(d) of the Securities Exchange Act of 1934 as amended (the “Act”)) or “group” (as such term is used in Section 14(d)(d) of the Act) is or becomes a “beneficial owner” (as such term is used in Rule 13d-3 promulgated under the Act) of more than 30% of the Voting Stock of the Employer (excluding acquisitions pursuant to a Business Combination (as defined below) that is not considered to be a Change in Control under clause (v) below; (ii) the majority of the Board consists of individuals other than Incumbent Directors, which term means the members of the Board on the Effective Date; provided that any person becoming a director subsequent to such date whose election or nomination for election was supported by two-thirds of the directors who then comprised the Incumbent Directors shall be considered to be an Incumbent Director (excluding any person who received such support in connection with the settlement of a proxy contest); (iii) the Employer adopts any plan of liquidation providing for the distribution of all or substantially all of its assets; (iv) the Employer transfers all or substantially all of its assets or business (unless the shareholders of the Employer immediately prior to such transaction beneficially own, directly or indirectly, in substantially the same proportion as they owned the Voting Stock of the Employer, all of the Voting Stock or other ownership interests of the entity or entities, if any, that succeed to the business of the Employer); or (v) any merger, reorganization, consolidation or similar transaction (a “Business Combination”) unless, immediately after consummation of such Business Combination, (A) the shareholders of the Employer immediately prior to the Business Combination hold, directly or indirectly, more than 50% of the Voting Stock of the Employer or the Employer’s ultimate parent company if the Employer is a subsidiary of another corporation, and (B) no person or group beneficially owns more than 50% of the Voting Stock of the Employer or the ultimate parent company of the Employer if the Employer is a subsidiary of partner corporation. For purposes of this Change in Control definition, the “Employer” shall include any entity that succeeds to all or substantially all of the business of the Employer and “Voting Stock” shall mean securities of any class or classes having general voting power under ordinary circumstances, in the absence of contingencies, to elect the directors of a corporation.

10. Indemnification. During the Employment Period and thereafter, the Employer agrees to indemnify and hold the Executive and the Executive’s heirs and representatives harmless, to the maximum extent permitted by law, against any and all damages, costs, liabilities, losses and expenses (including reasonable attorneys’ fees) as a result of any claim or proceeding (whether civil, criminal, administrative or investigative), or any threatened claim or proceeding (whether civil, criminal, administrative or investigative), against the Executive that arises out of or relates to the Executive’s service as an officer, director or employee, as the case may be, of the Employer, or the Executive’s service in any such capacity or similar capacity with an affiliate of the Employer or other entity at the request of the Employer, both prior to and after the Effective Date, and to promptly advance to the Executive or the Executive’s heirs or representatives such expenses upon written request with appropriate documentation of such expense upon receipt of an undertaking by the Executive or on the Executive’s behalf to repay such amount if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Employer. During the Employment Period and thereafter, the Employer also shall provide the Executive with coverage under its current directors’ and officers’ liability policy to the same extent that it provides such coverage to its other executive officers. If the Executive has any knowledge of any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, as to which the Executive may request indemnity under this provision, the Executive will give the Employer prompt written notice thereof; provided that the failure to give such notice shall not affect the Executive’s right to indemnification. The Employer shall be entitled to assume the defense of any such proceeding and the Executive will use reasonable efforts to cooperate with such defense. To the extent that the Executive in good faith determines that there is an actual or potential conflict of interest between the Employer and the Executive in connection with the defense of a proceeding, the Executive shall so notify the Employer and shall be entitled to separate representation at the Employer’s expense by counsel selected by the Executive (provided that the Employer may reasonably object to the selection of counsel within ten (10) business days after notification thereof) which counsel shall cooperate, and coordinate the defense, with the Employer’s counsel and minimize the expense of such separate representation to the extent consistent with the Executive’s separate defense. This Section shall continue in effect after the termination of the Executive’s employment or the termination of this Agreement.

11. Notices. All notices, demands, requests, or other communications which may be or are required to be given or made by any party to any other party pursuant to this Agreement shall be in writing and shall be hand delivered, mailed by first-class registered or certified mail, return receipt requested, postage prepaid, delivered by overnight air courier, or transmitted by facsimile transmission addressed as follows:

(i)	If to the Employer:

Sagent Pharmaceuticals, Inc. 1901 N. Roselle Road Suite 700 Schaumburg, IL 60195 Attn: Chief Executive Officer

(ii)	If to the Executive:

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication that shall be given or made in the manner described above shall be deemed sufficiently given or made for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, confirmation of facsimile transmission or the affidavit of messenger being deemed conclusive but not exclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

12. Severability. In case any one or more of the provisions contained in this Agreement is, for any reason, held invalid in any respect, such invalidity shall not affect the validity of any other provision of this Agreement. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specified words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.

13. Effect on Other Agreements. The provisions of this Agreement shall supersede the terms of any plan, policy, agreement, award or other arrangement of the Employer (whether entered into before or after the Effective Date) to the extent application of the terms of this Agreement is more favorable to the Executive.

14. Assignment. The Company may assign this Agreement to any parent, subsidiary, affiliate or successor of the Company, or to any entity that acquires all or substantially of the Company’s assets of the division in which Executive is employed. This Agreement is not assignable by Executive and is binding upon him and his executors and other legal representatives.

15. Entire Agreement. This Agreement constitutes the entire agreement between the parties respecting the employment of the Executive, there being no representations, warranties or commitments except as set forth herein.

16. Amendments. This Agreement may not be changed except by a writing signed by the Company and Executive. Executive represents to the Company that he or she is not presently bound by any agreement with any other person that conflicts with this Agreement. Executive is not relying on any representations, statements, promises or agreements that are not set forth in writing in this Agreement.

17. Waiver. The waiver of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other provision or subsequent breach of this Agreement.

18. Headings. Section and subsection headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

19. Governing Law. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Illinois (but not including any choice of law rule thereof that would cause the laws of another jurisdiction to apply).

20. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall construe one and the same Agreement. Signature pages may be transmitted by facsimile or via PDF. Upon delivery of the facsimile or PDF, a signature shall be deemed an original and shall be admissible into evidence.

21. Withholding. The Employer may withhold from any benefit payment under this Agreement all federal, state, city or other taxes as shall be required pursuant to any law or governmental regulation or ruling; provided that any withholding obligation arising in connection with the exercise of a stock option or the transfer of stock or other property shall be satisfied through withholding an appropriate number of shares of stock or appropriate amount of such other property.

22. Executive Acknowledgement. Executive acknowledges that Executive has fully read this Agreement, understands the contents of this Agreement, and agrees to its terms and conditions of Executive’s own free will, knowingly and voluntarily, and without any duress or coercion.

23. Representations and Warranties. Executive hereby represents and warrants that: (a) other than those agreements disclosed to the Company by Executive in writing on or prior to the date of this Agreement (the “Prior Agreements”), listed in Attachment B, Executive is not subject to any restrictive covenant in any agreement and no contractual or other commitment or covenant (including, but not limited to, obligations of confidentiality and/or covenants not to compete with prior employers) exists which would prevent or impair Executive’s full performance of Executive’s duties and responsibilities under this Agreement and as an Executive for the Company; (b) Executive’s full performance of Executive’s duties for the Company and as an employee for the Company does not and will not breach any Prior Agreement, if any; (c) Executive has not, and will not, disclose or use during Executive’s employment with the Company, any confidential information or trade secrets which Executive acquired as a result of any previous engagement, any employment or under a contractual obligation of confidentiality or secrecy before Executive became engaged by of the Company; (d) all prior obligations (written and oral), such as confidentiality agreements or covenants restricting future engagements, consulting or employment, that Executive has entered into which restrict Executive’s ability to perform any services as an employee for the Company are listed below under the heading List of Prior Agreements; (e) Executive does not have any obligation to grant rights in any Work Product to a third party that might conflict with Executive’s obligations or the Company’s rights hereunder; and (f) all of Executive’s contributions to Work Product shall be Executive’s original work, and will not infringe, misappropriate or violate any intellectual property or other right of any third party.

24. Section 409A. The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Code, or an exemption thereunder, and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. If the Executive notifies the Employer (with specificity as to the reason therefor) that the Executive believes that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause the Executive to incur any additional tax or interest under Code Section 409A and the Employer concurs with such belief or the Employer (without any obligation whatsoever to do so) independently makes such determination, the Employer shall, after consulting with the Executive, reform such provision to attempt to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to the Executive and the Employer of the applicable provision without violating the provisions of Code Section 409A. Notwithstanding the foregoing, Employer makes no representation that the payments and benefits provided under this Agreement comply with Code Section 409A and, in no event whatsoever shall the Employer be liable for any additional tax, interest or penalty that may be imposed on the Executive by Code Section 409A or damages for failing to comply with Code Section 409A. With respect to any payment or benefit considered to be nonqualified deferred compensation under Section 409A, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding anything to the contrary in this Agreement, if the Executive is deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall not be made or provided until the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of the Executive, and (B) the date of the Executive’s death, to the extent required under Code Section 409A. Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this Section 25 (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to the Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. To the extent that reimbursements or other in-kind benefits under this Agreement constitute “nonqualified deferred compensation” for purposes of Code Section 409A, (A) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by the Executive, (B) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (C) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year. For purposes of Code Section 409A, the Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Employer. Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset by any other amount unless otherwise permitted by Code Section 409A.

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Agreement, or have caused this Agreement to be duly executed and delivered on their behalf.

SAGENT PHARMACEUTICALS, INC.

By:		Date:	6/17/16
Name:	Allan Oberman
Title:	Chief Executive Officer

EXECUTIVE

By:		Date:	6/17/16
Name:	Donald Bullock

ATTACHMENT A

Listed below are the Persons or entities with which Executive represents Executive has a professional relationship pre-existing Executive’s employment with Company:

ATTACHMENT B

Executive’s List of Prior Agreements